UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CrossAmerica Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

22758A105

(CUSIP Number)

Gérard J. Sonnier

Senior Vice President, General Counsel and Corporate Secretary

CST Brands, Inc.

One Valero Way, Building D, Suite 200

San Antonio, TX 78249

(210) 692-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 22758A105

1.	Name of reporting person CST Brands, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,348,820(1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 7,348,820(1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 32.1%(3)
14.	Type of reporting person (see instructions) CO

(1)

Represents 562,321 common units representing limited partner interests (“Common Units”), or approximately 3.7% of the outstanding Common Units, and 6,786,499 subordinated units representing limited partner interests (“Subordinated Units”), or approximately 90.1% of the outstanding Subordinated Units, in CrossAmerica Partners LP, held by Joseph V. Topper, Jr., Dunne Manning Inc. (formerly known as Lehigh Gas Corporation) and other entities that are controlled by Mr. Topper. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period on or after December 31, 2015 under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Lehigh Gas Partners LP (the former name of CrossAmerica), which is incorporated herein by reference to Exhibit 3.1 of CrossAmerica’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2012.
(2)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with the beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(3)	Based on 15,334,203 Common Units and 7,525,000 Subordinated Units outstanding as of October 1, 2014.

ITEM 1.	Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (“Common Units”) and the subordinated units representing limited partner interests (“Subordinated Units”) in CrossAmerica Partners LP, a Delaware limited partnership (“CrossAmerica”). The address of the principal executive offices of CrossAmerica is 645 West Hamilton Street, Suite 500, Allentown, Pennsylvania 18101.

As set forth in the First Amended and Restated Agreement of Limited Partnership of Lehigh Gas Partners LP (the former name of CrossAmerica) attached hereto as Exhibit A, upon the termination of the subordination period, the Subordinated Units of CrossAmerica are convertible into Common Units on a one-for-one basis.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being filed by CST Brands, Inc., a Delaware corporation (“CST”). CST is a retailer of motor fuel and convenience merchandise items, with operations in the United States and eastern Canada. CST’s operations include (i) the sale of motor fuel at convenience stores, dealers/agents and cardlocks, (ii) the sale of convenience merchandise items and services at convenience stores, and (iii) the sale of heating oil to residential customers and heating oil and motor fuel to small commercial customers.

Beneficial ownership of the Common Units and Subordinated Units referred to herein is being reported hereunder solely because CST may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below). Pursuant to Rule 13d-4 of the Act, CST expressly declares that neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CST that it is the beneficial owner of any of the Common Units or Subordinated Units referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) The address of the principal offices of CST is One Valero Way, Building D, Suite 200, San Antonio, TX 78249.

(c) Schedule I hereto sets forth the present principal occupation or employment of each director and executive officer of CST and the name, principal business and address of any corporation or other organization in which such employment is conducted. The information set forth in Schedule I hereto is incorporated herein by reference.

(d) Since May 1, 2013, CST has not, and, to the best of CST’s knowledge, during the last five years, each of the persons listed in Schedule I hereto has not, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Since May 1, 2013, CST has not, and, to the best of CST’s knowledge, during the last five years, each of the persons listed in Schedule I hereto has not, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the directors and officers of CST named in Schedule I to this Schedule 13D, other than Mr. Stephen A. Smith, is a United States citizen. Mr. Stephen A. Smith is a citizen of Canada.

ITEM 3.	Source and Amount of Funds of Other Consideration.

As described in CrossAmerica’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 2014, on October 1, 2014, CST completed the purchase of (i) 100% of the outstanding membership interests in Lehigh Gas GP LLC, the general partner (the “General Partner”) of Lehigh Gas Partners LP, a Delaware limited partnership (“LGP”), from Lehigh Gas Corporation (the former name of Dunne Manning Inc.) (“LGC”), and (ii) 100% of the outstanding incentive distribution rights of LGP, for $17 million in cash and 2,044,490 shares of CST common stock (the “Acquisition”). Immediately following the consummation of the Acquisition, LGP changed its name to “Cross America Partners LP,” and therefore all references in this Schedule 13D to LGP shall mean CrossAmerica and vice versa.

Concurrently with the closing of the Acquisition, CST entered into a Voting Agreement (the “Voting Agreement”) with Joseph V. Topper, Jr., 2004 Irrevocable Agreement of Trust of Joseph V. Topper, Sr. and LGC (collectively, the “Topper Group”) for the benefit of CST. Pursuant to the Voting Agreement, each member of the Topper Group agrees that at any meeting of the holders of Common Units or Subordinated Units of CrossAmerica it will vote (or cause to be voted) its Common Units or Subordinated Units of CrossAmerica that are subject to the Voting Agreement in accordance with the recommendations of the Board of Directors of the General Partner, which, following the Acquisition, is wholly owned and controlled by CST. Under the terms of the Voting Agreement, the Topper Group has also provided CST an irrevocable proxy to vote on the Topper Group’s behalf in accordance with the recommendations of the Board of Directors of the General Partner.

The Voting Agreement will remain in effect with respect to any member of the Topper Group for so long as any such member is (i) a director or officer of CST or an affiliate thereof, including CrossAmerica, (ii) the beneficial owner of more than 3% of the outstanding common stock of CST or (iii) the beneficial owner of 10% or more of the outstanding Common Units or Subordinated Units of CrossAmerica.

Pursuant to the Voting Agreement, therefore, CST may be deemed to have acquired beneficial ownership of the Common Units and Subordinated Units held by the Topper Group and subject to the Voting Agreement.

The description contained in this Item 3 of the transactions contemplated by the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is incorporated herein by reference to Exhibit B.

None of the persons listed on Schedule I hereto has or will contribute any funds or other consideration towards the Acquisition.

No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Units or Subordinated Units in CrossAmerica covered by the Voting Agreement.

ITEM 4.	Purpose of the Transaction.

The information set forth in Item 3 is incorporated herein by reference.

(a) N/A.

(b)-(c) See Item 3.

(d) In connection with the closing of the Acquisition, Kimberly S. Lubel was named the Chairman of the General Partner and Joseph V. Topper, Jr. was named a director of CST. Mr. Topper will continue to serve as President and CEO of the General Partner.

(e) N/A.

(f) N/A.

(g) N/A.

(h) N/A.

(i) N/A.

(j) Other than as described above, CST currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) CST does not directly own any Common Units or Subordinated Units of CrossAmerica. However, as a result of the Voting Agreement, as of October 1, 2014, CST may be deemed to hold shared power to vote 562,321 Common Units, representing approximately 3.7% of the outstanding Common Units, and 6,786,499 Subordinated Units, representing approximately 90.1% of the outstanding Subordinated Units, of CrossAmerica. In the aggregate, as of October 1, 2014, CST holds shared voting power to vote 7,348,820 Common Units and Subordinated Units, representing approximately 32.1% of the outstanding Common Units and Subordinated Units of CrossAmerica.

Pursuant to Rule 13d-4 of the Act, however, CST expressly declares that neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CST that it is the beneficial owner of the Common Units and Subordinated Units of CrossAmerica held by the Topper Group and subject to the Voting Agreement, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Schedule 13D, CST does not, and, to the best of CST’s knowledge, each of its executive officers and directors do not, beneficially own any Common Units or Subordinated Units of CrossAmerica.

(c) CST has not, and, to the best of CST’s knowledge, each of the persons listed in Schedule I hereto has not, effected any transaction in Common Units or Subordinated Units of CrossAmerica during the past 60 days, except as disclosed herein.

(d) N/A.

(e) N/A.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, to the knowledge of CST, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of CrossAmerica, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit A	First Amended and Restated Agreement of Limited Partnership of Lehigh Gas Partners LP (the former name of CrossAmerica) (filed as Exhibit 3.1 to CrossAmerica’s Current Report on Form 8-K (File No. 001-35711) filed on October 30, 2012 and incorporated herein in its entirety by reference).

Exhibit B	Voting Agreement, dated as of October 1, 2014, by and between CST Brands, Inc., Joseph V. Topper, Jr., 2004 Irrevocable Agreement of trust of Joseph V. Topper Sr. and Lehigh Gas Corporation (the former name of Dunne Manning Inc.) (filed as Exhibit 10.4 to CrossAmerica’s Current Report on Form 8-K. (File No. 001-35711) filed on October 3, 2014 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2014

CST BRANDS, INC.

By:	/s/ Gérard J. Sonnier
Gérard J. Sonnier
Senior Vice President, General Counsel and Corporate Secretary

SCHEDULE I

EXECUTIVE OFFICERS OF CST BRANDS, INC.

AS OF OCTOBER 1, 2014

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
Kimberly S. Lubel	Chairman of the Board, Chief Executive Officer and President
Clayton E. Killinger	Senior Vice President and Chief Financial Officer
Anthony P. Bartys	Senior Vice President and Chief Operating Officer
Stephan F. Motz	Senior Vice President and Chief Development Officer
Charles H. Adams	Senior Vice President and Chief Marketing Officer

All individuals named in the above table are employed by CST Brands, Inc.. The address of CST Brands, Inc.’s principal executive office is One Valero Way, Building D, Suite 200, San Antonio, TX 78249.

DIRECTORS OF CST BRANDS, INC.

AS OF OCTOBER 1, 2014

NAME	BUSINESS ADDRESS	TITLE	PRINCIPAL OCCUPATION AND EMPLOYER
Kimberly S. Lubel	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Chairman of the Board, Chief Executive Officer and President	Not applicable.
Alan Schoenbaum	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Lead Director	Special Counsel Rackspace Hosting, Inc.
Donna M. Boles	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Not applicable.
Roger G. Burton	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Roger G. Burton, CPA
Ruben M. Escobedo	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Not applicable.
Denise Incandela	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	President of Digital and Global Ecommerce Ralph Lauren Corporation
William G. Moll	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Not applicable.
Stephen A. Smith	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Not applicable.
Joseph V. Topper, Jr.	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	President and Chief Executive Officer CrossAmerica Partners LP
Michael H. Wargotz	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Chairman Axcess Ventures